CHINA LITHIUM TECHNOLOGIES, INC.
15 West 39th Street, Suite 14B
New York, NY 10018
212-291-2688
212-391-2677 (fax)

February 18, 2011

BY EDGAR TRANSMISSION
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE Washington, DC 20549

Re:	China Lithium Technologies, Inc. Form 10-K For the fiscal year ended June 30, 2010 Filed September 28, 2010 Form 10-Q for the fiscal quarter ended September 30, 2010 File No. 000-53263

Dear Mr. Cascio:

                 I am writing in response to your letter dated January 14, 2011. The Staff's comments have been copied below, indented, and each is followed by our response.

Form 10-K for the fiscal year ended June 30, 2010
1.	We note that the acknowledgments provided in your response letter were provided by Chunping Fong. In connection with your response to the following comments, please provide us with the acknowledgments of the company rather than of Chunping Fong.

Response to Comment 1

We have revised the acknowledgement at the end of this letter in response to this comment.

2.	With respect to your response to prior comment 1:

•	You indicate that Mr. Liu transferred 313,500 shares to employees, 25,000 shares to a director and 20,000 shares to an attorney for services. Please tell us whether the financial statements include compensation expense for the fair value of the shares transferred for services. Please refer to SAB Topic 5-T for guidance.

Response to Comment 2, Bullet 1

The financial statements filed by the Company do not include compensation expense for the shares transferred for services. When the Staff has completed its review of our responses to the Staff's comments, we will file amendments to the financial statements to include such compensation expense.
•	Please revise to clarify whether by "Pl Services" you are referring to the entity currently named China Lithium Technologies, Inc.

Response to Comment 2, Bullet 2

When we file the amended Schedule 13D, we will replace the references to "PI Services, Inc." with "China Lithium Technologies, Inc."
•	Please revise to identify the member of the board of directors who received shares on September 2, 2010 as compensation for service on the board and where they reported the acquisition under Section 16.

Response to Comment 2, Bullet 3

When we file the amended Schedule 13D, we will identify Jijun Zhang as the director who received shares as compensation. Mr. Zhang has filed Form 3 and Form 4 to report transactions during 2010 under Section 16.

•	Given the nature of the transfers by Kun Liu noted in your response, please provide us your analysis of whether you may obtain from him "short-swing" profits pursuant to Section 16.

Response to Comment 2, Bullet 4

Kun Liu is not liable to the Company for short-swing profits because (a) Kun Liu was not subject to Section 16 at the time when he acquired the shares that he subsequently transferred; (b) with respect to the shares that he acquired as nominee, Kun Liu was not subject to Section 16 at the time when he sold the shares; and (c) with respect to the shares that he transferred for the benefit of the Company, Kun Liu did not realize any profit from the transaction which was not assigned to the Company.
•	Provide us with your analysis as to whether Qiang Fu and the other 247 individuals who advanced funds used to finance the operations of your subsidiary beneficially owned the shares held by the nominees. Refer to Rule 13d-3 of the Exchange Act. In this regard, please:

º	tell us when the funds were advanced, and when the nominees first acquired the shares later assigned to the individuals who advanced funds;
º	describe the material terms of the arrangement between the individuals and the nominees;
º	explain why Qiang Fu and the individuals who advanced the funds did not acquire shares directly and
º	note that we may have further comment after we receive your response, including with respect to your ability to rely on Exchange Act Section 14(c) and the related rules.

Response to Comment 2, Bullet 5

In 2007 247 individuals made payments to Kun Liu in exchange for his commitment to transfer shares to them when Beijing Guoqiang was acquired by a U.S. public company. The agreement between Kun Liu and the investors provided for him to transfer one share of the U.S. public company for each $.40 or $.50 paid, depending on when in 2007 the payment was made. The arrangement between Kun Liu was made in the form of a sale of future interests, rather than as a sale of interests in Beijing Guoqiang in order to comply with Chinese laws restricting the sale of interests in Chinese entities. Kun Liu transferred the promised shares, 11,365,242 shares of China Lithium Technologies, to those 247 individuals on September 2, 2010. Prior to that date, the investors had neither voting power nor investment power with respect to the shares, and therefore did not beneficially own the shares within the definition of beneficial ownership set forth in Rule 13d-3.

Item 1A. Risk Factors, page 15

3.	We note your response to prior comment 10. Please provide us your analysis of potential liabilities resulting from any improper use of the Form S-8 registration statement, including any potential liabilities related to whether the information in the registration statement satisfied the requirements of Section 10 of the Securities Act. See also Item 3 of Form S-8 and Rule 428 of Regulation C. Also, tell us how the sales of securities were "cancelled."

Response to Comment 3

Upon request, each of the six employees of Beijing Guoqiang to whom shares were issued pursuant to the S-8 registration statement has returned the certificate for the shares. Accordingly, as there was no public distribution of the shares, other than to those six employees who have returned the shares, there are no potential liabilities resulting from improper use of the S-8 registration statement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. page 23

4.	We note your response to prior comment 15. Please show us your proposed revised disclosure of critical accounting policies.

Response to Comment 4

When the Staff has completed its review of our responses, we will file an amendment to our 2010 Form 10-K in which we will add the following disclosure at the end of Item 7:

Critical Accounting Policies and Estimates
In preparing our financial statements we are required to formulate working policies regarding valuation of our assets and liabilities and to develop estimates of those values. In our preparation of the financial statements for the year ended June 30, 2010, there were two estimates made which were (a) subject to a high degree of uncertainty and (b) material to our results:

•	Our decision, set forth in Note 6 to the Financial Statements, to record $147,022 as the allowance for doubtful accounts among the $4,201,211 in accounts receivable on our books at June 30, 2010. The determination of the allowance was based on our review of each account, including age of the account, payment history of the debtor, credit worthiness of the debtor, and any other factors we deemed relevant.

•	Our decision, set forth in Note 9 to the Financial Statements, to accrue an allowance for warranty claims equal to 1.0 percent of sales. The determination was based on our history of warranty claim payments, which have been less than 0.5% of sales.

Results of Operations. page 24

5.	We see that in response to prior comment 16 you have determined that you operate in one segment. Please identify the segment. Also, tell us how you considered whether what you previously identified as segments in financial statement footnote 11 are product lines that should be discussed in MD&A. Note that under item 303(A)(3)(i) of Regulation S-K, you should describe any other significant components of revenues or expenses that, in your judgment, should be described in order to convey an understanding of the results of operations.

Response to Comment 5

The items that were identified as segments in Note11 to the Financial Statements in our2010 Form 10-K are all categorized as battery systems, which identifies the single segment in which we do business. These products are manufactured in the same facilities by the same personnel, and marketed through the same channels. To the extent that changes in the mix of products that we sell or other events specific to a product line have a material impact on our revenues or expenses, we will provide the appropriate disclosure in our MD&A.

Item 8. Financial Statements. page 28 Consolidated Statement of Changes in Stockholders' Equity. page P-5

6.	We note that in response to prior comment 27 you will eliminate the line item "comprehensive income consolidation adjustment." Please describe to us what that item represented as presented in your audited financial statements and describe to us the underlying correction you intend to make. That is, explain to us the nature of the error in the original filing.

Response to Comment 6

The item labeled "comprehensive income consolidation adjustment" was posted to eliminate foreign currency translation loss that had been carried forward from pre-reported years. Besides being improperly labeled, the item was mistakenly reported, since it should have been resolved when retroactive effect was given to the March 2010 recapitalization. In the amended 2010 Form 10-K, we will give retroactive effect to the recapitalization, which will cause this item to be removed.

7.	We refer to your response to prior comment 28. Tell us how a share issuance can be summarily eliminated from the statement of stockholders' equity. Describe to us the nature of the underlying error and the substance of the correction you intend to make.

Response to Comment 7

As the Staff noted in prior comment 31, the Statement of Shareholders Equity included in the 2010 Form 10-K failed to give retroactive effect to the recapitalization effected in March 2010. The share issuance referenced in this comment occurred prior to the reverse merger and was effected by the accounting acquiree. Accordingly, when the recapitalization is given retroactive effect, this share issuance will be reclassified to shares issued in connection with reverse merger.

Note 1. Organization and Basis of Presentation. page F-8

8.	We refer to your response to prior comment 30 and the proposed revised disclosure. A reverse merger between a private operating company and a shell corporation is accounted for as a recapitalization of the private operating company. Your proposed disclosure describes the transaction as a recapitalization of the shell, PI Services, Inc. Tell us why your proposed revisions do not describe the transaction as a recapitalization of Sky Achieve.

Response to Comment 8

In order to correct the error noted in this comment and provide the disclosure suggested in comment 9, when we file the amended 2010 Form 10-K, we will modify the second paragraph of Note 1 to the Financial Statements thus:

On March 19, 2010 the Company acquired all of the outstanding capital stock of Sky Achieve Holdings, Inc. ("Sky Achieve"), a British Virgin Islands limited liability corporation registered in November 2009 (the "Share Exchange"). ~~The acquisition had been accounted for as a reverse merger under the purchase method of accounting. Accordingly, Sky Achieve Holdings, Inc. was treated as the continuing entity for accounting purposes.~~ Pursuant to ASC 805-10-55-12 et seq., Shy Achieve is deemed to be the acquirer in the Share Exchange, as the prior owners of Shy Achieve obtained the largest portion of the voting rights in the combined entity, the prior management of Sky Achieve became the management of the combined entity, and the assets and earnings of Sky Achieve substantially exceeded those of PI Services. The effect of the Share Exchange, therefore, is such that a reorganization of the entities has occurred for accounting purposes and is deemed to be a reverse merger recapitalization of Sky Achieve. Subsequent to the Share Exchange the financial statements presented are those of Sky Achieve and its subsidiaries, including their VIEs, as if the Share Exchange had been in effect retroactively for all periods presented.

9.	As related matter, please also expand the proposed revised disclosure to explain why recapitalization accounting is appropriate in GAAP in your specific circumstances.

Response to Comment 9

A second sentence has been added to the note set forth in response to Comment 8 above describing the basis for reverse acquisition accounting.

10.	We refer to your response to prior comment 31. As you have determined that there was an error in the presentation of the reverse merger, please ensure that your revised financial statements present correction of error disclosure pursuant to FASB Codification Topic 250.

Response to Comment 10

The amended 2010 Form 10-K will contain the labeling and footnote disclosure required by ASC 250.

Note 2. Summary of Significant Accounting Policies, page F-8 Revenue Recognition. page F-10

11.	We note the responses to prior comments 41 and 42. Please further elaborate on your accounting for the 15 day right of return. We see that you do not recognize revenue until after the 15 day right of return period has expired. However, we also see that you record a provision for sales returns occurring after the 15 day period. Please clarify whether customers continue to have rights of return after 15 days for other than warranties and how this impacts your accounting.

Response to Comment 11

In order to clarify that there is no right of return after 15 days other than for breach of warranty, the text that we propose to replace the last two sentences of the second paragraph in the "Revenue recognition" note on page F-10 will be the following (marked to show changes from text included in response to prior comment 42:

Our standard contract allows customers, within 15 days after delivery, to return for cash or exchange products with which they are not satisfied. Shipping charges on the return are allocated between the customer and the Company based on relative fault. We do not recognize revenue until the 15 day right of return has expired. After the 15 days has expired, the Company provides customers with no additional post-delivery rights, except as set forth in its product warrant. ~~In addition~~ We record a provision for warranty claims, which ~~sales returns occurring after the 15 day period. The provision for sales returns~~ is based on historical warranty claims ~~sales return~~ data and represents the Company's best estimate of warranty claims ~~product returns~~ it will experience. ~~The Company provides customers no additional post-delivery rights, except as set forth in its product warranty.~~ See: Note 9.

12.	As a related matter, please reconcile your response to prior comments 41 and 42 to the disclosure on page 14 of your Form 10-Q for the fiscal quarter ended September 30, 2010 which states that you do not allow sales returns.

Response to Comment 12

The statement on page 14 of the Form 10-Q for the quarter ended September 30, 2010 is incorrect. When the Staff has completed its review of our responses, we will file an amendment to the 10-Q in which we will correct the noted statement to reflect our policy of providing a 15 day right of return.

Note 11. Segment Information. page F-I 9

13.	While we note the response to prior comment 50 that upon reconsideration, the product categories presented do not represent segments, in your amended filing, please refer to the provisions of FASB ASC 280-10-50-40 which states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

Response to Comment 13

In our amended 2010 Form 10-K we will include the disclosure of per-product-group revenues required by ASC 280-10-50-40.

Item 9A(T). Controls and Procedures, page30

14.	We reference your response to prior comment 51. We see that you use a purchased software package to convert your financial statements from Chinese GAAP to U.S. GAAP. However, it does not appear that any of the individuals responsible for the preparation of your financial statements and evaluating internal controls have expertise and knowledge in interpreting and applying U.S. GAAP or SEC requirements. In light of your response, it remains unclear why there are no material weaknesses in ICFR and DC&P for knowledge of and experience with US GAAP and SEC rules. Accordingly, please further advise us in support of your view.

Response to Comment 14

When the Staff has completed its review of our responses to the Staff's comments, we will file an amendment to our 2010 Form 10-K, in which we will replace the section titled "Evaluation of Disclosure Controls and Procedures" with the following text:

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date"). Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, such controls and procedures were not effective. The weaknesses in the Company's controls and procedures consisted of (a) a lack of expertise in identifying and addressing accounting issues under U.S. Generally Accepted Accounting Principles among the personnel in the Company's accounting department, which has resulted in certain errors in accounting identified in Note 14 to the Consolidated Financial Statements, (b) a lack of expertise among Company personnel with regard to the disclosure requirements arising under the Rules of the Securities and Exchange Commission, and (c) inadequate review by management personnel of the Company's reports prior to filing, which has resulted in errors identified on the cover page of this amended report as the reasons for the amendment.

We will include substantially similar disclosure in management's report on ICFR.

15.	As a related matter, we see that you have determined that the reverse merger was not properly described and reflected in the financial statements, including a related error in earnings per share. In our comments, we also raised issue with various other deficiencies and inconsistencies in your disclosure. Please tell us why the scope of the matters identified in our comments is not indicative of material weaknesses related to knowledge of and experience with US GAAP and SEC rules.

Response to Comment 15

As noted in response to Comment 14, our amended 2010 Form 10-K will include an acknowledgement of the material weaknesses in our knowledge base.

16.	With respect to the directors, you indicate that none of the three individuals has significant knowledge of U.S. GAAP. However, you also state that two of the individuals have significant experience with internal control over financial reporting. Tell us how these two statements are net inconsistent. In that regard, tell us how expertise in U.S. GAAP is not required to have an adequate foundation for assessing internal control over financial reporting.

Response to Comment 16

Our statement in response to prior Comment 51(h) that the two outside directors have significant experience regarding internal control over financial reporting was not intended to suggest that either of them qualifies as an audit committee financial expert. We acknowledge that expertise in U.S. GAAP is necessary in order to develop a comprehensive assessment of internal control over financial reporting. At the same time, however, the business experience of our two outside directors does enable them to participate in such an assessment, to identify the aspects of the assessment that require input by persons expert in U.S. GAAP, and to understand the implications of a properly completed assessment.

17.	We also see that you concluded that disclosure controls and procedures are effective. However, we have noted deficiencies in disclosure including:

•	Failure to provide an Item 4.01 Form 8K for a change in auditor.
•	Controls and procedures disclosures were provided as of the wrong dates.
•	Failure to provide disclosure of critical accounting policies.
•	Failure to file timely a definitive information statement on Schedule 14C' pursuant to Rule 14c-5(b) of the Exchange Act,
•	Failure to file timely a current report on Form 8-K pursuant to Item 5.07, and
•	Filing and use of a registration statement on Form S-8 during a period in which you were not current in your reporting obligations under Section 13(a) of the Exchange Act.

Accordingly, please tell us why the above-mentioned deficiencies and omissions are not indicative of a weakness in disclosure controls and procedures.

Response to Comment 17

As noted in response to Comment 14, our amended 2010 Form 10-K will include an acknowledgement of the material weaknesses in our disclosure controls and procedures.

Section 16(a) Beneficial Ownership Reporting Requirements, page 34

18.	With respect to your response to prior comment 60:

•	We note your proposed disclosure that Chunping Fong, Fang Ai, and Jijun Zhang failed to file Form 3. Please ask them to tell us when they intend to satisfy their filing obligations pursuant to Section 16 of the Exchange Act. Also ask them to tell us about any transactions they effected since becoming subject to those requirements and where those transactions were reported.
•	Please tell us why you do not propose to include disclosure pursuant to Item 405 of Regulation S-K with respect to Chengzhou Xu. Refer to Rule 16a-l(f) of the Exchange Act.

Response to Comment 18

Chunping Fong, Fang Ai and Jijun Zhang have each filed Form 3, and have also filed a Form 4 to report transactions during 2010. Disclosure pursuant to Item 405 is not being made with respect to Chengzhou Xu because he is not an officer within the definition of that terms set forth in Rule 16a-1(f).

Item 12. Security Ownership of Certain Beneficial Owners. page 37

19.	We note your response to prior comment 65. In addition to disclosure of the aggregate amount of shares beneficially owned by management, please provide disclosure on an individual basis. Refer to Item 403(b).

Response to Comment 19

In the amended 2010 Form 10-K, the table of beneficial ownership will include disclosure for each named executive officer, each director, and all officers and directors as a group.

Item 15. Exhibits. Financial Statement Schedules, page 40

20.	We note your response to prior comment 70. To the extent you determine not to file an agreement that was cited in the prior comment, please provide us with your analysis as to why each such agreement is not required to be filed pursuant to Item 60) (b) of Regulation S-K.

Response to Comment 20
When we file the amended 2010 Form 10-K, we will include as exhibits (a) the supply contractor referenced on pages 14 and 38 of the Form 10-K with Heilongjiang Zhongqiang Power Tech Ltd., and (b) the loan agreement between Beijing GuongQiang Global Science & Technology Development Co., Ltd. and Kun Liu. referenced on pages 27 and 39 of the Form 10-K

No documents will be filed with respect to the following categories of documents mentioned in prior comment 70:

•	any R&D cooperation agreement with the Chinese car manufacturer referenced on page 9 or with the institution mentioned on page 11. There are no written agreements with the car manufacturer or the institution.
•	the leases mentioned on pages 13 and 22. None of these leases requires the Company to pay a material amount in rent.
•	the joint development and supply agreements with "industry-leading companies in China" mentioned on page 15. There are no written joint development and supply agreements.

Form 10-Q for the fiscal quarter ended September 30, 2010 Consolidated Statements of Changes in Stockholders' Equity, page 8

21.	It appears that you made retroactive changes to your statements of stockholders' equity, presumably related to the presentation of the reverse merger. Please tell us why you did not identify the changes made in your filing and include footnote disclosure explaining the reasons for the revisions. In this regard, it also appears that the share disclosure in Note 1 continues to be on a pre-split basis.

Response to Comment 21

When the Staff has completed its review of our responses to the Staff's comments, we will file an amendment to the Form 10-Q, in which we will include a note describing all restatements, including the restatement of stockholders equity. We will also correct the disclosure in Note 1 to utilize post-reverse split numbers.

Consolidated Statements of Cash Flows, page 9

22.	Tell us why the amount of net income for the quarter ended September 30, 2009 does not agree with the corresponding amount presented on the statement of income for that period.

Response to Comment 22

When we file the amended Form 10-Q for the period ended September 30, 2010, we will amend the financial statements for the three months ended September 30, 2010 to correct the error noted in this comment.

23.	It also appears that the cash flow statements are for a three month period and not for an annual period as disclosed in the heading.

Response to Comment 23

When we file the amended Form 10-Q for the period ended September 30, 2010, we will correct the heading on the Statement of Cash Flows.

Note 2. Summary of Significant Accounting Policies. page 12 Revenue Recognition, page 13

24.	Please reconcile disclosure in the second paragraph that you offer a one-year warranty with disclosure under "Product warranty" where you disclose that you offer a two year warranty.

Response to Comment 24

When we file the amended Form 10-Q for the period ended September 30, 2010, we will amend the revenue recognition note to state that the Company's standard warranty is effective for two years.

25.	For clarity, in future filings please use consistent terminology for the warranty accrual. In that regard, the balance sheet appears to refer to the warranty accrual as a "sales guarantee accrual.'

Response to Comment 25

In future filings, including the amended Form 10-Q, we will eliminate the term "sales guarantee accrual," and refer to the account as "warranty accrual" throughout.

Very truly yours, /s/ Chunping Fong Chunping Fong Chief Financial Officer

Acknowledgement

                China Lithium Technologies, Inc., hereby acknowledges that:

•	China Lithium Technologies, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	China Lithium Technologies, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Lithium Technologies, Inc. /s/ Chunping Fong Chunping Fong Chief Financial Officer